

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2020

Ellen M. Fitzsimmons
Chief Legal Officer
Truist Financial Corporation
214 N. Tryon Street
Charlotte, NC 28202

> **Re: Truist Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed July 2, 2020**
> **File No. 333-239673**

Dear Ms. Fitzsimmons:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance